VISTA HOLDING GROUP, CORP.

Runovsky per., 11/13 str. 2, kv. 36, Moscow, Russia 115184

January 8, 2012

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:      Vista Holding Group Corp.

Registration Statement on Form S-1

File No. 333-184795

Filed November 7, 2012

Dear Mr. Kim:

Further to your letter dated December 4, 2012, concerning the deficiencies in our Registration Statement on Form S-1 filed on November 7, 2012, we provide the following responses:

Cover Page

1. Please eliminate the table from the cover page and instead concisely state in the initial paragraph that you estimate the offering expenses at $8,000.

Response:  We have eliminated table from the cover page and revised our Prospectus in accordance with the comments of the Commission.

2. Please eliminate the statement that you are not a blank check company, as a concise explanation to investors of the consequences of your conclusion does not appear possible within the limitations of Rule 421(d). Tell us why you believe the negation of plans to conduct a business acquisition is disclosure that is key to investors and is suitable for cover page presentation.

Response:  We have eliminated the statement that we are not a blank check company. We believe that mention of plans to conduct a business acquisition is important to investors because they need to know that we do not have any intention to engage in a business combination.

Prospectus Summary

3. In the initial paragraph, please revise to state that you plan to conduct your proposed business in Moscow, Russia.  Describe your expectations regarding the location of your prospective customers.

Response:  We have revised initial paragraph to state that we plan to conduct our proposed business and locate our prospective customers in Moscow, Russia, and in the future when and if we have funds to expand our business, we will be targeting clients in other cities in Russia and Europe.

4. Expand your summary to state that you are a shell company and explain the consequences of that status in appropriate sections of the filing that you will cross- reference, such as Risk Factors. Please ensure that the prospectus includes a summary of the limitations upon use of Rule 144 that are imposed on holders of securities issued by shell companies, and in an appropriately captioned risk factor, discuss the potential adverse effects that these restrictions may have on future efforts to form capital.

Response:  We have expanded our summary in accordance with the comments of the Commission.

5. On pages 3 and 5, you indicate that you do not have “any intention to engage in a business combination.”  With a view to disclosure, tell us whether you have had any plans, discussions, and negotiations with promoters, broker-dealers, finders, or entities to engage into a business combination.

Response:  We have not had any plans, discussions, and negotiations with promoters, broker-dealers, finders, or entities to engage into a business combination.

Risk Factors

 As  an  “Emerging Growth Company”  Under the J OBS Act, We Are Permitted …,  page 10

6. Please indicate here and in your management’s discussion and analysis that so long as you are a smaller reporting company you will not be required to provide an auditor attestation with respect to management’s report on the effectiveness of your internal controls over financial reporting.

Response:  We have revised this risk factor and management’s discussion and analysis section in accordance with the comments of the Commission.

 We May Be Exposed to Potential Risks and Significant Expenses  Resulting …,  page 12

7. Please revise the first sentence of this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering.  Further, please revise or add a new risk factor that addresses the risk to your investors relating to the integrity of your reporting and financial statements, since your management is not required to provide an evaluation of your disclosure controls and procedures and internal controls over financial reporting.  The current risk factor focuses on the added costs of compliance of Section 404 of the Sarbanes-Oxley Act of 2002 versus whether you have adequate controls in place and if management will evaluate such controls.

Response:  We have revised this risk factor in accordance with the comments of the Commission.

We Will Incur Ongoing Costs and Expenses for SEC Reporting and Compliance …, page 12

8. Please revise this risk factor here and your disclosures on pages 13, 19 and 25 to clarify that Ms. Mironenko’s verbal agreement to provide you loans for registration costs is non- binding and discretionary.

Response:  We have revised this risk factor here and our disclosures on pages 13, 19 and 25 to clarify that Ms. Mironenko’s verbal agreement to provide us loans for registration costs is non- binding and discretionary.

9. Please provide an appropriately captioned risk factor alerting potential investors that you will be subject to periodic reporting requirements under Section 15(d) and describe how the disclosure obligations to which you will be subject are less extensive than those applicable to a fully reporting company that has registered a class of securities under Section 12 of the Exchange Act.

Response:  We have added a risk factor in accordance with the comments of the Commission.

 10. In a separately captioned paragraph, disclose that your periodic reporting obligations under Section 15(d) will be suspended in the event the number of record shareholders is less than 300, and describe the potential adverse consequence to investors in the event your reporting obligations under Section 15(d) are suspended including that you may only be required to file the annual report for the fiscal year in which your registration statement is declared effective.  It appears that the no minimum structure of your offering and the very small maximum offering size are very likely to result in a number of record shareholders that is significantly smaller than 300.

Response:  We have added a risk factor in accordance with the comments of the Commission.

Use of Proceeds, page 13

11. In the context of a no-minimum offering, the use of proceeds disclosure should not start with disclosure that reflects the sale of 50% of the offered shares. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares.   The disclosure under the dilution heading and elsewhere as applicable should be supplemented in a corresponding fashion.  In preparing the expanded use of proceeds disclosure, please consider instruction 3 to Item 504.

Response:  We have revised Use of Proceeds and Dilution section in accordance with the comments of the Commission.

12. You indicate that you will have approximately $8,000 in registration costs, which, your use of proceeds table indicates will be paid from offering proceeds.  On page 13, you disclose that Ms. Mironenko has verbally agreed to loan you the funds necessary to fund those costs, but that the loan will only be repaid from revenues of operations. Please reconcile this discrepancy.  Further, please clarify the estimated portions of the registration costs that will be funded by Ms. Mironenko from offering proceeds.

Response:  We have revised our disclosure in accordance with the comments of the Commission.

13. Either specifically describe the contingencies that would result in changes in the application of the proceeds from those you describe in this section, or eliminate the statement that you reserve the right to change the use of proceeds.  See Instruction 7 to Item 504 of Regulation S-K.

Response:  We have eliminated the statement that we reserve the right to change the use of proceeds.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 16

14. You plan to setup an office and purchase related equipment, supplies, and furniture.

Please revise to clarify whether this office will be separate from the site of Ms. Mironenko’s other ventures, such as her advertising agency.  Clarify whether this office will be setup if only $1,000 of offering proceeds is raised, or if it will only be established if a higher amount of offering proceeds is raised.

Response:  We have clarified that the office will be separate from the site of Ms. Mironenko’s other ventures, such as her advertising agency. We also clarified that this office will be setup if at least $15,000 of offering proceeds is raised.

15. You indicate that you will hire a part-time photographer and 3D tour developer.  Please clarify whether this photographer will be hired on a contract basis as an independent contractor, and whether the part-time 3D tour developer refers to Mr. Kanin and his consulting agreement.

Response:  We have clarified that this photographer will be hired as an independent contractor, and that the part-time 3D tour developer refers to Mr. Kanin and his consulting agreement.

Liquidity and Capital Resources, page 19

16. Please discuss the consequences if you are unable to raise at least $10,000 of net offering proceeds needed to fund your public reporting obligations.  It is unclear, for example, whether you will only commence your business plan once you are able to raise sufficient funds to comply with your public reporting obligations.  Explain more specifically the consequences to investors in the event you raise less than 50% of the process you seek to obtain from the offering.  Ensure the liquidity discussion confirms to the use of proceeds disclosure.

Response:  We have revised our disclosure in accordance with the comments of the Commission.

Description of Business, page 20

17. Please revise to clarify whether Mr. Kanin is contractually retained on an exclusive basis.

Disclose whether Mr. Kanin may provide similar work for your competitors.

Response:  We have clarified that Mr. Kanin is not contractually retained on an exclusive basis, and that he may provide similar work for our competitors.

18. Describe the availability of other 3-D virtual tour developers as well as your ability to retain such developers if Mr. Kanin is unable to provide sufficient time to work on your projects.

Response:  We have described the availability of other 3-D virtual tour developers as well as our ability to retain such developers if Mr. Kanin is unable to provide sufficient time to work on our projects.

Government Regulation, page 23

19. Please clarify whether you will conduct your operations directly or through a legal entity formed under Russian law.  Provide a description of any material Russian laws, including permits, registrations licenses or the like that are necessary to operate lawfully in the Russian Federation.

Response:  We have revised our disclosure in accordance with the comments of the Commission.

20. Indicate whether there are any restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Response:  We have indicated that there are no any restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Directors, Executive Officers, Promoter and Control Persons, page 23

21. Please provide a more detailed description of Ms. Mironenko’s advertising agency Graphica +.  In particular, clarify whether that agency performs any services that may compete with Vista Holding Group, or if you will rely on Graphica + to provide functions such as office support, sales leads or referrals, shared expenses or assets, etc.

Response:  We have revised our disclosure in accordance with the comments of the Commission.

Certain Relationships and Related Transactions, page 25

22. Please state that Ms. Mironenko’s verbal agreement to fund SEC registration costs is non- binding and discretionary. We note similar disclosure on pages 12, 13, and 19.

Response:  We have stated here and on pages 12, 13 and 19 that Ms. Mironenko’s verbal agreement to fund SEC registration costs is non- binding and discretionary.

Plan of Distribution, page 26

23. We note that Ms. Mironenko intends to offer the shares for the company but will not receive compensation from the sale of shares by the company.  In your response letter, tell us whether Ms. Mironenko intends to rely upon Rule 3a4-1, and if so, provide a reasonably detailed, factually-based discussion supporting any conclusion that Ms. Mironenko and the company may reasonably rely upon that rule.

Response:  Ms. Mironenko intends to rely upon Rule 3a4-1. We have added the following discussion in the Plan of Distribution section:

In connection with the Company’s selling efforts in the offering, Ms. Mironenko will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Ms. Mironenko is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Ms. Mironenko will not be compensated in connection with her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Ms. Mironenko is not, nor has been within the past 12 months, a broker or dealer, and he is not, nor has been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Ms. Mironenko will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Ms. Mironenko will not and has not participated in the selling of any securities for any issuer more than once every twelve months.

24. Please file a copy of the form of subscription agreement that your reference on page 27.

Response:  We have filed a copy of the form of subscription agreement.

Part II.  Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 41

25. In the response letter, tell us whether Exhibit 10.1 is a translation or if it is an English language document. If the original is a Russian language document, please revise the index to clarify that the exhibit is a translated document.

Response: Exhibit 10.1 is an English language document.

Please direct any further comments or questions you may have to the company at vistagroupcorp@gmail.com and to the company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel: (516) 887-8200

Fax: (516) 887-8250

Thank you.

Sincerely,

/S/ Tatiana Mironenko

Tatiana Mironenko, President